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                                                                    Exhibit 99.1



                              August 16, 1995


Dear Shareholders of Abigail Adams National Bancorp:

                 I am pleased to inform you of the resolution of the ownership status of Abigail Adams National Bancorp, Inc. ("Bancorp"). On July 21, 1995, a group of predominantly female investors purchased from Citibank N.A. approximately 71% of the outstanding shares of Bancorp's common stock.

                 In a separate agreement with Bancorp, one of the investors, Marshall Reynolds, has agreed to make a tender offer to purchase any or all of the remaining 29% of the outstanding shares of Bancorp common stock (the "Minority Shares") at a purchase price of $21.00 per share, as more fully described in an Offer to Purchase, dated August 16, 1995, which is enclosed herewith. Participation in the tender offer is entirely up to you. If you wish to retain your shares, you are not required to take any action. Those of you who wish to accept the offer may do so by following the procedures set forth in the Offer to Purchase and the accompanying documentation.

                 THE BOARD OF DIRECTORS OF BANCORP HAS DETERMINED THAT THE TENDER OFFER IS FAIR TO SHAREHOLDERS TO WHOM IT IS BEING MADE. HOWEVER, THE BOARD OF DIRECTORS IS MAKING NO RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES OF BANCORP COMMON STOCK PURSUANT TO THE TENDER OFFER.

                 In arriving at its conclusion regarding the fairness of the tender offer, the Bancorp Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of Bancorp's financial advisor, Baxter Fentriss and Company, that the tender offer price is fair, from a financial point of view, to the holders of the Minority Shares.

                 In closing, let me say that the Board of Directors is extremely pleased that, notwithstanding the ownership change, Bancorp has been able to preserve its woman-owned status. Both the Board of Directors and management are very excited about the prospects of The Adams National Bank now that the distractions of the last six years have been removed.


                                                 Barbara Davis Blum
                                                 Chairwoman